UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42039

Viking Holdings Ltd

(Translation of registrant’s name into English)

94 Pitts Bay Road

Pembroke, Bermuda HM 08

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This report on Form 6-K shall be incorporated by reference into any registration statement filed by Viking Holdings Ltd (“VHL” or the “Company”) with the United States Securities and Exchange Commission (the “SEC”) that by its terms automatically incorporates the Company’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in USD and thousands, except per share data, unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
	Notes	2026	2025	2026	2025
Revenue
Cruise and land		$2,032,504	$1,755,197	$3,004,266	$2,590,162
Onboard and other		157,997	125,170	239,976	187,261
Total revenue	4	2,190,501	1,880,367	3,244,242	2,777,423

Cruise operating expenses
Commissions and transportation costs		(453,824)	(400,996)	(658,033)	(576,680)
Direct costs of cruise, land and onboard		(297,734)	(242,448)	(430,114)	(350,477)
Vessel operating		(442,325)	(377,658)	(799,793)	(687,606)
Total cruise operating expenses		(1,193,883)	(1,021,102)	(1,887,940)	(1,614,763)

Other operating expenses
Selling and administration		(268,669)	(248,293)	(540,883)	(492,155)
Depreciation and amortization	7	(84,048)	(65,440)	(159,457)	(134,240)
Total other operating expenses		(352,717)	(313,733)	(700,340)	(626,395)
Operating income		643,901	545,532	655,962	536,265

Non-operating income (expense)
Interest income		26,931	19,708	50,320	39,897
Interest expense		(82,165)	(83,978)	(159,041)	(170,682)
Currency gain (loss)		4,680	(37,245)	3,370	(62,852)
Other financial income (loss)		1,130	(184)	(5,250)	(1,080)
Income before income taxes		594,477	443,833	545,361	341,548
Income tax expense		(6,775)	(4,596)	(11,896)	(7,763)
Net income		$587,702	$439,237	$533,465	$333,785

Net income attributable to Viking Holdings Ltd		$587,442	$439,048	$533,062	$333,575
Net income attributable to non-controlling interests		$260	$189	$403	$210

Weighted-average ordinary and special shares outstanding (in thousands)
Basic	12	446,378	443,227	446,132	443,070
Diluted	12	448,074	445,549	447,888	445,308
Net income per share attributable to ordinary and special shares
Basic	12	$1.32	$0.99	$1.19	$0.75
Diluted	12	$1.31	$0.99	$1.19	$0.75

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

(in USD and thousands, unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
	Notes	2026	2025	2026	2025
Net income		$587,702	$439,237	$533,465	$333,785
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods:
Exchange differences on translation of foreign operations		(4,456)	2,307	(9,774)	2,931
Net change in cash flow hedges	15	(24,874)	72,618	(43,828)	111,046
Net other comprehensive (loss) income to be reclassified to net income (loss) in subsequent periods		(29,330)	74,925	(53,602)	113,977

Other comprehensive (loss) income, net of tax		(29,330)	74,925	(53,602)	113,977
Total comprehensive income		$558,372	$514,162	$479,863	$447,762

Total comprehensive income attributable to Viking Holdings Ltd		$558,112	$513,969	$479,460	$447,547
Total comprehensive income attributable to non-controlling interests		$260	$193	$403	$215

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in USD and thousands, unaudited)

	Notes	June 30, 2026	December 31, 2025
			(audited)
Assets
Non-current assets
Property, plant and equipment and intangible assets	7	$8,389,082	$7,255,084
Right-of-use assets		290,470	278,814
Deferred tax assets		53,789	55,183
Other non-current assets		136,691	140,633
Total non-current assets		8,870,032	7,729,714
Current assets
Cash and cash equivalents	5	3,985,421	3,803,944
Accounts and other receivables		147,529	142,043
Inventories		110,356	95,780
Prepaid expenses and other current assets	6	671,424	461,226
Total current assets		4,914,730	4,502,993
Total assets		$13,784,762	$12,232,707
Shareholders’ equity and liabilities
Shareholders’ equity		$1,652,374	$1,121,342
Non-current liabilities
Long-term debt	9	5,738,275	5,127,368
Long-term portion of lease liabilities		219,041	212,437
Other non-current liabilities		81,289	54,295
Total non-current liabilities		6,038,605	5,394,100
Current liabilities
Accounts payables		327,435	259,013
Current portion of long-term debt	9	205,910	374,607
Short-term portion of lease liabilities		29,200	26,484
Deferred revenue		5,040,863	4,605,161
Accrued expenses and other current liabilities	8	490,375	452,000
Total current liabilities		6,093,783	5,717,265
Total shareholders’ equity and liabilities		$13,784,762	$12,232,707

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in USD and thousands, unaudited)

		Attributable to the equity holders of the parent
	Notes	Share capital	Share premium	Treasury shares	Other paid-in equity	Translation and pension adjustments	Cash flow hedge	Retained losses	Non-controlling interests	Total shareholders’ equity
Balance at January 1, 2025		$4,479	$5,008,513	$(124,109)	$213,329	$3,689	$(39,797)	$(5,288,833)	$3,752	$(218,977)

Net income		—	—	—	—	—	—	333,575	210	333,785

Other comprehensive income	15	—	—	—	—	2,926	111,046	—	5	113,977

Total comprehensive income		—	—	—	—	2,926	111,046	333,575	215	447,762

Issuance of ordinary shares from equity plans	11	7	9,593	—	—	—	—	—	—	9,600

Share based compensation	11	—	—	—	36,365	—	—	—	—	36,365

Income tax impact due to share based compensation	11	—	—	—	4,437	—	—	—	—	4,437

Other		—	—	—	—	—	—	(95)	(772)	(867)

Balance at June 30, 2025		$4,486	$5,018,106	$(124,109)	$254,131	$6,615	$71,249	$(4,955,353)	$3,195	$278,320
Balance at January 1, 2026		$4,509	$5,030,762	$(124,109)	$311,222	$(4,540)	$40,615	$(4,164,681)	$27,564	$1,121,342
Net income		—	—	—	—	—	—	533,062	403	533,465
Other comprehensive loss	15	—	—	—	—	(9,774)	(43,828)	—	—	(53,602)
Total comprehensive income		—	—	—	—	(9,774)	(43,828)	533,062	403	479,863
Issuance of ordinary shares from equity plans	11	9	10,083	—	(5)	—	—	—	—	10,087
Share based compensation	11	—	—	—	37,890	—	—	—	—	37,890
Income tax impact due to share based compensation	11	—	—	—	3,751	—	—	—	—	3,751
Other		—	—	—	—	—	—	(61)	(498)	(559)

Balance at June 30, 2026		$4,518	$5,040,845	$(124,109)	$352,858	$(14,314)	$(3,213)	$(3,631,680)	$27,469	$1,652,374

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in USD and thousands, unaudited)

		Six Months Ended
		June 30,
	Notes	2026	2025
Cash flows from operating activities
Net income		$533,465	$333,785
Adjustments to reconcile net income to net cash flows
Depreciation and amortization	7	159,457	134,240
Amortization of debt transaction costs		15,954	14,022
Foreign currency (gain) loss on debt	9	(15,656)	73,696
Share based compensation expense	11	37,890	36,365
Interest income		(50,320)	(39,897)
Interest expense		143,087	156,660
Other		5,212	(1)
Changes in working capital:
Increase in deferred revenue		435,702	330,076
Changes in other liabilities and assets		(147,759)	18,164
Increase in inventories		(14,576)	(601)
Changes in deferred tax assets and liabilities		6,240	3,116
Changes in other non-current assets and other non-current liabilities		30,657	3,184
Income taxes paid		(8,054)	(4,243)
Net cash flow from operating activities		1,131,299	1,058,566
Cash flows from investing activities
Investments in property, plant and equipment and intangible assets	7	(1,266,788)	(814,382)
Capital contribution to associated company		—	(6,500)
Loan to related party	17	(36,882)	—
Proceeds from repayment of related party loan	17	31,251	—
Interest received		50,235	31,115
Net cash flow used in investing activities		(1,222,184)	(789,767)
Cash flows from financing activities
Repayments of long-term debt	9	(317,731)	(372,886)
Proceeds from long-term debt	9	800,046	430,507
Transaction costs incurred for long-term debt		(45,179)	(41,912)
Proceeds from issuance of ordinary shares from equity plans	11	10,087	9,600
Principal payments for lease liabilities		(13,344)	(17,451)
Interest payments for lease liabilities		(9,083)	(9,546)
Interest paid		(159,994)	(159,126)
Other		(559)	(867)
Net cash flow from (used in) financing activities		264,243	(161,681)
Change in cash and cash equivalents		173,358	107,118
Effect of exchange rate changes on cash and cash equivalents		2,784	8,223
Net increase in cash and cash equivalents		$176,142	$115,341
Cash and cash equivalents
Cash and cash equivalents at January 1	2	$3,809,279	$2,489,672
Cash and cash equivalents at June 30	5	3,985,421	2,605,013
Net increase in cash and cash equivalents		$176,142	$115,341

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VIKING HOLDINGS LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026

(unaudited)

1.
CORPORATE INFORMATION

Viking Holdings Ltd (“VHL” or the “Company”) is a Bermuda company, incorporated on July 21, 2010, whose registered address is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is registered in Bermuda as an exempted company and, pursuant to Section 14(3) of the Companies Act 1981, has perpetual succession. The Company’s majority shareholder is Viking Capital Limited (“VCAP”), which is registered in the Cayman Islands as an exempted company.

The principal business activity of the Company and its subsidiaries (the “Group”) is a travel company primarily focused on providing passenger cruises.

The interim condensed consolidated financial statements of the Group (“interim financial statements”) for the three and six months ended June 30, 2026 were authorized for issuance by the Company’s Board of Directors on August 19, 2026.

2.
BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim financial statements for the three and six months ended June 30, 2026 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (the “IASB”). Other than as described below related to newly adopted amendments, the interim financial statements are prepared based on the same accounting policies used in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2025 (the “annual consolidated financial statements”).

The interim financial statements are unaudited and do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s audited annual consolidated financial statements and notes included in the Company’s Form 20-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission (the “SEC”) on March 3, 2026.

The interim financial statements have been prepared on a historical cost basis, except for forward foreign currency contracts and financial assets and liabilities at fair value through profit or loss, which are carried at fair value and are re-measured through the interim condensed consolidated statements of operations and the interim condensed consolidated statements of other comprehensive income (loss).

Except as otherwise noted, all amounts in the interim financial statements are presented in United States (“U.S.”) Dollars (“USD” or “$”) and all values are rounded to the nearest thousand ($000). The interim condensed consolidated statements of cash flows are prepared using the indirect method. The interim financial statements are based on the assumption of continuing as a going concern.

New and amended standards and interpretations

The Group intends to adopt relevant new and amended accounting standards and interpretations when they become effective. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

There are no IFRS® Accounting Standards as issued by the IASB or IFRIC® Interpretations that have not yet been adopted and are expected to have a material impact on the Group in the current or future reporting periods, other than those included in the annual consolidated financial statements.

Effective January 1, 2026, the Group adopted the IASB Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7), which clarified that financial liabilities are derecognized on their settlement date. The impact of the amendments resulted in a $5.3 million increase in cash and cash equivalents and accounts payables on the interim consolidated statement of financial position as of January 1, 2026.

3.
SEASONALITY OF OPERATIONS

The Group’s results are seasonal because while the ocean, expedition and Mississippi products operate year-round, the primary cruising season for the river product is from April to October, although some of the river cruises run longer seasons. Additionally, the Group’s highest occupancy occurs during the Northern Hemisphere’s summer months. The Group recognizes cruise-related revenue over the duration of the cruise and expenses its marketing and employee costs when the related costs are incurred. As a result, the majority of the Group’s revenue and profits have historically been earned in the second and third quarters of each year, while the first and fourth quarters of each year have been closer to break even or a loss, as the Group’s selling and administration expenses are consistent throughout the year. Though the growth of the Group’s fleet of year-round products will continue to reduce the seasonality in future periods, the Group expects the seasonality trend of its revenue and profits to continue.

4.
REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of revenue

The table below disaggregates total revenue by reportable segment (see Note 13) for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
(in USD and thousands)
Ocean	$885,302	$712,891	$1,548,884	$1,271,869
River	1,130,370	1,021,719	1,379,849	1,235,802
Other	174,829	145,757	315,509	269,752
Total revenue	$2,190,501	$1,880,367	$3,244,242	$2,777,423

Total revenue for the three months ended June 30, 2026 increased by $310.1 million to $2,190.5 million from $1,880.4 million for the same period in 2025. Total revenue for the six months ended June 30, 2026 increased by $466.8 million to $3,244.2 million from $2,777.4 million for the same period in 2025. These increases were primarily due to an increase in capacity driven by growth in the fleet, and higher revenue per passenger cruise day.

Regional economic trends affect the Group’s revenue and cash flows. The table below disaggregates percentage of passengers by source market, which is the passenger’s home country or region, for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
North America	88.1%	88.1%	89.0%	89.1%
Other	11.9%	11.9%	11.0%	10.9%
	100.0%	100.0%	100.0%	100.0%

The disaggregation by source market is similar across all reportable segments.

The Group’s vessels and ships primarily operate in Europe.

5.
CASH AND CASH EQUIVALENTS

A summary of the Group’s cash and cash equivalents as of June 30, 2026 and December 31, 2025 is outlined below:

	June 30, 2026	December 31, 2025
(in USD and thousands)
Cash at bank and in hand	$3,955,836	$3,778,480
Credit card receivables	29,585	25,464
Total	$3,985,421	$3,803,944

As of June 30, 2026 and December 31, 2025, the cash at bank and in hand amounts above included $170.6 million and $156.1 million, respectively, which were subject to restrictions on use arising from contracts with third parties.

6.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of the Group’s prepaid expenses and other current assets as of June 30, 2026 and December 31, 2025 is outlined below:

	June 30, 2026	December 31, 2025
(in USD and thousands)
Air	$346,408	$183,326
Operating, product and administration costs	90,081	66,665
Commissions	75,842	53,863
Credit card fees	61,094	47,458
Debt transaction costs	29,562	29,073
Advertising	16,751	15,040
Forward foreign currency contracts	11,763	40,615
Cash deposits	11,023	20,000
Other	28,900	5,186
Total	$671,424	$461,226

Air increased as of June 30, 2026, compared to December 31, 2025, primarily due to the timing of air ticket purchases and seasonality of the Group’s operations.

For details on forward foreign currency contracts, see Note 15.

7.
PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Movements in property, plant and equipment and intangible assets during the six months ended June 30, 2026 are outlined below:

(in USD and thousands)	River Vessels & Equipment	Ocean and Expedition Ships & Equipment	River Vessels under Construction	Ocean Ships under Construction	Land and Other Fixed Assets	Intangible Assets, including Goodwill	Total
Cost as of January 1, 2026	$2,927,062	$5,099,693	$441,516	$522,851	$114,064	$184,744	$9,289,930
Additions	33,293	422,687	147,333	650,476	4,571	18,493	1,276,853
Disposals	(2,555)	(5,376)	—	—	(284)	(5,357)	(13,572)
Reclassified between assets	124,026	539,784	(124,026)	(539,784)	—	—	—
Reclassification and other	—	648	—	—	—	—	648
Effect of currency translation	(2,925)	6,916	(422)	—	(1,018)	19	2,570
Cost as of June 30, 2026	$3,078,901	$6,064,352	$464,401	$633,543	$117,333	$197,899	$10,556,429
Accumulated depreciation, amortization and impairment as of January 1, 2026	$(1,143,408)	$(726,116)	$—	$—	$(67,323)	$(97,999)	$(2,034,846)
Depreciation and amortization	(40,581)	(83,183)	—	—	(2,422)	(14,354)	(140,540)
Depreciation and amortization of disposals	578	1,102	—	—	260	5,357	7,297
Reclassification and other	—	(648)	—	—	—	—	(648)
Effect of currency translation	1,055	(16)	—	—	363	(12)	1,390
Accumulated depreciation, amortization and impairment as of June 30, 2026	$(1,182,356)	$(808,861)	$—	$—	$(69,122)	$(107,008)	$(2,167,347)
Net book value
As of January 1, 2026	$1,783,654	$4,373,577	$441,516	$522,851	$46,741	$86,745	$7,255,084
As of June 30, 2026	$1,896,545	$5,255,491	$464,401	$633,543	$48,211	$90,891	$8,389,082

River vessels

In 2012, the Group launched the Longship series of vessels. As of June 30, 2026, the Group’s river fleet consisted of 92 river vessels, of which 61 are Longships, 13 are small classes based on the Longship design, 15 are other river vessels and three are river vessel charters, including the Viking Mississippi.

During the six months ended June 30, 2026, additions to river vessels and equipment included $33.3 million in improvements to river vessels.

During the six months ended June 30, 2026, there were $147.3 million in additions to river vessels under construction primarily related to progress payments for vessels scheduled for delivery between 2026 and 2028 and capitalized interest of $11.5 million. See Note 14. During the six months ended June 30, 2026, the Group reclassified $124.0 million from river vessels under construction to river vessels and equipment in conjunction with the delivery of three river vessels.

Ocean and expedition ships

In 2015, the Group took delivery of its first ocean ship and as of June 30, 2026, the Group had a fleet of 13 ocean ships, including the Viking Mira, which was delivered in May 2026.

In 2021, the Group took delivery of its first expedition ship, which is designed for sailings in the polar regions and the Great Lakes of North America. As of June 30, 2026, the Group had a fleet of two expedition ships.

In the first quarter of 2026, the Group acquired the Viking Yidun from China Merchants Viking Cruises Limited (“CMV”), a related party. See Note 17. During the six months ended June 30, 2026, the Group capitalized $422.7 million in ocean and expedition ships and equipment, of which $408.2 million related to the acquisition of the Viking Yidun in March 2026 and the remainder related to improvements to ocean and expedition ships.

During the six months ended June 30, 2026, the Group capitalized $650.5 million in ocean ships under construction primarily related to progress payments for ships scheduled for delivery between 2026 and 2031 and capitalized interest of $12.1 million. The Group reclassified $539.8 million from ocean ships under construction to ocean and expedition ships and equipment in conjunction with the delivery of the Viking Mira in May 2026.

The Group did not identify any impairment indicators related to property, plant and equipment and intangible assets as of June 30, 2026 and December 31, 2025. The Group’s conclusions regarding the valuation of its property, plant and equipment and intangible assets (including goodwill) may change in future periods if factors or circumstances cause the Group to revise its assumptions in future periods, such as inflation or increased interest rates. The Group’s future cash flows may be impacted by climate related risks, including environmental changes or more stringent environmental regulations. Such changes may impact accounting estimates in future periods, which incorporate forecasted financial performance.

8.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

A summary of the Group’s accrued expenses and other current liabilities as of June 30, 2026 and December 31, 2025 is outlined below:

	June 30, 2026	December 31, 2025
(in USD and thousands)
Interest payable	$92,718	$95,130
Payroll and employee costs	83,631	64,230
Product and commission costs	59,314	49,043
Indirect taxes payable	50,969	46,276
Operating costs	49,240	68,001
Air costs	37,563	17,132
Overhead costs	29,764	29,537
Marketing expenses	25,521	27,438
Other	61,655	55,213
Total	$490,375	$452,000

The changes in accrued expenses and other current liabilities are based on the timing of accruals for goods and services and payments.

9.
DEBT

A summary of the Group’s debt, recognized at amortized cost, as of June 30, 2026 and December 31, 2025 is outlined below:

		June 30, 2026	December 31, 2025
Debt (1)	Security (if applicable)	(in USD and thousands)
River Vessel Financing
€20.3 million loan(2), variable base rate plus 2.4%, due 2026	Viking Kvasir	$—	$10,089
$102.0 million loan, fixed at 5.22% - 5.26%, due 2028	Viking Vali, Viking Tir, Viking Ullur, Viking Sigyn	32,190	38,842
$15.1 million loan, variable base rate plus 2.35%, due 2029	Viking Helgrim	—	7,404
€153.2 million loan(2), (3), variable at SOFR plus CAS and 1.30%, due through 2029	Viking Hervor, Viking Gersemi, Viking Kari, Viking Radgrid, Viking Skaga, Viking Fjorgyn	54,623	64,832
€53.6 million loan(2), (3), variable at SOFR plus CAS and 1.30%, due through 2029	Viking Gymir, Viking Egdir	26,175	29,915
Ocean Ship Financing
$290.2 million financial liability, due 2031	Viking Jupiter	—	206,702
€316.6 million loan(4), fixed at 1.81%, due 2034	Viking Neptune	255,865	278,811
€316.6 million loan(4), fixed at 1.87%, due 2035	Viking Saturn	270,916	294,301
$401.0 million loan(4), fixed at 3.64%, due 2036	Viking Vela	350,865	367,572
$430.5 million loan(4), fixed at 3.70%, due 2037	Viking Vesta	394,632	412,570
$464.0 million loan (4), fixed at 3.86%, due 2038	Viking Mira	463,972	—
¥2.3 billion financial liability, due 2040	Viking Yidun	336,937	—
Notes
$675.0 million 5.000% Senior Secured Notes due 2028	Viking Star, Viking Sea and Viking Sky	675,000	675,000
$350.0 million 5.625% Senior Secured Notes due 2029	Viking Venus	350,000	350,000
$500.0 million 7.000% Senior Notes due 2029		500,000	500,000
$720.0 million 9.125% Senior Notes due 2031		720,000	720,000
$1.7 billion 5.875% Senior Notes due 2033		1,700,000	1,700,000
Other Loans
€6.2 million loan, fixed at 0.3%, due 2026		356	1,099
20.0 million CHF loan, fixed at 0.25% - 2.0%, due 2027		6,183	8,410
Total debt		$6,137,714	$5,665,547
Less: Unamortized debt fees and discounts, net of premiums		(193,529)	(163,572)
Total debt, net of fees		$5,944,185	$5,501,975
Less: Current portion of long-term debt		(205,910)	(374,607)
Long-term debt		$5,738,275	$5,127,368

(1) SOFR is Term Secured Overnight Financing Rate and CAS is Credit Adjustment Spread

(2) USD denominated

(3) Euler Hermes Aktiengesellschaft (“Hermes”) provides a guarantee equal to 95% of the loan amounts

(4) SACE SpA (“SACE”) provides an insurance policy to the lenders covering 100% of the principal and interest of facility amounts

River vessel financing

When the Group finances river vessels, amounts drawn down are typically repaid in installments over eight to ten years, with monthly, quarterly or semi-annual payments. Generally, the Group has obtained financing of up to 80% of the newbuild contract prices.

Certain of the Group’s loan agreements also have a guarantee from Hermes (the “Hermes Financing”), as indicated in the table above. Additionally, certain subsidiaries of the Group have issued corporate guarantees for the obligations related to the Hermes Financing and the $102.0 million loan.

In the first and second quarters of 2026, the Group repaid the remaining balances of the €20.3 million loan and the $15.1 million loan, respectively.

The Hermes Financing contains customary insurance and loan to value requirements and negative covenants subject to a number of important exceptions and qualifications, including, without limitation, covenants restricting indebtedness, liens, investments, mergers, affiliate transactions, asset sales, prepayment of indebtedness, dividends and other distributions. All other river loans include customary insurance and loan to value requirements.

Ocean and expedition ship financing

SACE financing

As of June 30, 2026, the Group has entered into loan agreements to finance 14 ocean ships for which SACE has provided insurance policies to the lenders covering 100% of the principal and interest of the facility amount (the “SACE Financing”). Each loan is drawn down upon delivery of the related ocean ship. All loans that are part of the SACE Financing are for up to 80% of the newbuild’s contract price, including certain change orders, plus 100% of the export credit agency premium. The interest rate for each of these loans is fixed and the loans have a term of 12 years from the drawdown date with semi-annual payments. Each of the undrawn loans will be available for drawdown in USD upon delivery of the related ship. The Company and certain subsidiaries of the Group have jointly and severally guaranteed the SACE Financing. The SACE Financing agreements contain certain covenants which are generally in line with the covenants of the Notes described further below.

In May 2026, the Group drew down $464.0 million in SACE Financing upon delivery of the Viking Mira.

As the principal amounts of both the Neptune and the Saturn loans are outstanding in euros (“EUR” or “€”), the loan balances at each period end are translated to USD with changes recognized through currency gain (loss) in the interim condensed consolidated statements of operations. For the three and six months ended June 30, 2026, the translation resulted in currency gains resulting in decreases to the loan balances of $3.9 million and $15.4 million, respectively. For the three and six months ended June 30, 2025, the translation resulted in currency losses resulting in increases to the loan balances of $48.7 million and $72.2 million, respectively.

Charter financing

The Group previously entered into a charter agreement to finance the Viking Jupiter. The charter agreement was accounted for as financial liability and included a purchase obligation at the end of the charter term, with an option to purchase the ship beginning on the third anniversary of the charter commencement date. Additionally, the Company had issued a corporate guarantee for this charter. In 2025, the Group exercised its purchase option for the Viking Jupiter, and in the first quarter of 2026, repaid the remaining balance of the Viking Jupiter charter.

In March 2026, the Group entered into a fixed rate charter agreement to finance the Viking Yidun, which was accounted for as a financial liability. The charter has a term of 14 years beginning from the delivery date of the ship, with quarterly payments and includes a purchase obligation at the end of the charter term with an option to purchase the ship beginning on the third anniversary of the charter commencement date. The Company and certain of its subsidiaries issued a corporate guarantee for this arrangement. Upon delivery of the Viking Yidun in March 2026, the Group recognized a financial liability of Chinese yuan (“CNY” or “¥”) 2.3 billion ($336.1 million). As the principal amount of the financial liability is outstanding in CNY, the balance at each period end is translated to USD with changes recognized through exchange differences on translation of foreign operations in the interim condensed consolidated statements of other comprehensive income (loss). The charter agreement contains certain covenants which are generally in line with the covenants of the Notes described below.

Secured notes and unsecured notes (the “Notes”)

The Notes are guaranteed by the Company and certain of its subsidiaries.

The indentures governing the Notes contain negative covenants applicable to Viking Cruises Ltd (“VCL”) and certain of its subsidiaries restricting liens, sale and leaseback transactions and mergers, subject to a number of important exceptions and qualifications. Certain of the indentures also contain covenants restricting indebtedness, investments, affiliate transactions, asset sales, prepayment of indebtedness and dividends and other distributions. VCL and its subsidiaries are generally permitted to incur secured vessel financings for up to 80% of a vessel’s value. The covenants restricting dividends and other distributions generally restrict the amount of funds that can be transferred from VCL and its restricted subsidiaries to the Company to a basket, which is calculated based on a cumulative earnings metric.

In addition, the indentures governing the Notes contain a cross-acceleration provision whereby the failure by VCL or certain subsidiaries to make principal payments under other borrowing arrangements or the occurrence of certain events affecting those other borrowing arrangements could trigger an obligation to repay the notes.

The indentures governing the Notes do not contain any financial maintenance covenants.

Revolving Credit Facility

The Group has entered into a credit agreement for a revolving credit facility (the “Revolving Credit Facility”) for the borrowing of up to an aggregate principal amount of $1.0 billion. The Revolving Credit Facility matures on November 14, 2030. Loans under the Revolving Credit Facility will bear interest based on either SOFR or a base rate, with such rate ranging from SOFR plus a margin or a base rate plus a margin. VCL also pays a commitment fee, payable quarterly, on the average daily unused amount of the Revolving Credit Facility. As of June 30, 2026 and December 31, 2025, no amounts were drawn on the Revolving Credit Facility.

The Revolving Credit Facility contains affirmative and negative covenants that are customary for a senior secured credit agreement. The negative covenants include, among other things, limitations on asset sales, mergers and consolidations, indebtedness, liens, dividends, investments and transactions with affiliates. The Revolving Credit Facility also contains financial covenants that require VCL to maintain a leverage ratio and interest coverage ratio as per the levels specified in the credit agreement if the aggregate amount of outstanding loans under the Revolving Credit Facility exceeds a certain threshold. VCL and its subsidiaries are generally permitted to incur secured vessel financings for up to 80% of a vessel’s value.

Undrawn debt facilities

As of June 30, 2026, the Group had signed SACE Financing agreements for nine ocean ships, for which amounts will be drawn down upon the delivery of each ship. See Note 14.

10.
SHARE CAPITAL

As of June 30, 2026 and December 31, 2025, the authorized, issued and outstanding share capital of the Company was as follows:

	As of June 30, 2026			As of December 31, 2025
(in thousands)	Shares Authorized	Shares Issued	Shares Outstanding	Shares Authorized	Shares Issued	Shares Outstanding
Ordinary Shares	1,329,120	324,039	318,867	1,329,120	323,079	317,907
Special Shares	156,000	127,771	127,771	156,000	127,771	127,771

As of June 30, 2026 and December 31, 2025, total issued shares were 451.8 million and 450.9 million, respectively, at $0.01 par value per share, for total share capital of $4.5 million.

11.
SHARE BASED COMPENSATION

The Company maintains the Viking Holdings Ltd Second Amended and Restated 2018 Equity Incentive Plan (the “2018 Incentive Plan”). As of June 30, 2026, the Company had reserved 63.5 million ordinary shares for issuance under the 2018 Incentive Plan, of which 24.6 million remained available for future issuance, plus any ordinary shares underlying outstanding share awards granted under the 2018 Incentive Plan that expire or are repurchased, forfeited, cancelled or withheld. The number of shares reserved for issuance under the 2018 Incentive Plan is subject to an annual increase on the first day of each calendar year, equal to the lesser of (1) 1.0% of the total number of ordinary shares and special shares outstanding on December 31 of the preceding calendar year and (2) such smaller number of ordinary shares as determined by the Company’s Board of Directors at any time prior to the first day of a given calendar year.

The Company also maintains the Viking Holdings Ltd 2024 Employee Share Purchase Plan (the “2024 ESPP”). As of June 30, 2026, the Company had reserved 13.6 million ordinary shares for issuance pursuant to a series of purchase rights under the 2024 ESPP, of which 13.5 million remained available for future issuance. In addition, the number of shares reserved for issuance under the 2024 ESPP is subject to an annual increase on the first day of each calendar year, equal to the lesser of (1) 1.0% of the total number of ordinary shares and special shares outstanding on December 31 of the preceding calendar year, (2) 4.7 million ordinary shares and (3) such smaller number of ordinary shares as determined by the Company’s Board of Directors at any time prior to the first day of a given calendar year.

For the three months ended June 30, 2026, the Group recognized share based compensation expense of $19.4 million, comprised of $14.9 million related to Restricted Share Units (“RSUs”), $4.1 million related to Performance RSUs (“PSUs”) and $0.4 million related to the 2024 ESPP. For the six months ended June 30, 2026, the Group recognized share based compensation expense of $37.9 million, comprised of $27.7 million related to RSUs, $9.3 million related to PSUs and $0.9 million related to the 2024 ESPP. For the three months ended June 30, 2025, the Group recognized share based compensation expense of $22.2 million, comprised of $19.4 million related to RSUs and $2.8 million related to PSUs. For the six months ended June 30, 2025, the Group recognized share based compensation expense of $36.4 million, comprised of $32.1 million related to RSUs and $4.3 million related to PSUs. Other paid-in equity also includes certain income tax effects related to the share based awards.

RSUs

The terms of the RSUs are described in the annual consolidated financial statements.

For the six months ended June 30, 2026, RSU activity was as follows:

	Number of RSUs (in thousands)	Weighted-Average Grant-date Fair Value Per Share	Weighted-Average Share Price on Release Date
Outstanding at January 1, 2026	1,719	$51.24
Granted during the year	600	87.98
Released during the year	(295)	51.93	$92.11
Forfeited during the year	(15)	56.38
Outstanding at June 30, 2026	2,009	$62.08

As of June 30, 2026, the Group had $73.2 million of total unrecognized compensation expense related to RSUs, which is expected to be recognized over the weighted-average period of 1.6 years.

PSUs

In the first quarter of 2026, the Company granted PSUs to its executive officers under the 2018 Incentive Plan. The PSUs are subject to service vesting conditions of one to three years. The PSUs are also subject to performance vesting conditions, which are based upon the Group’s achievement of certain adjusted net income-based performance targets for the years ending December 31, 2026 to December 31, 2028, on an annual and cumulative basis. Depending on the Group’s performance, the actual number of ordinary shares that could be issued upon vesting of the PSUs could range from 0% to 200% of the target number of shares.

For the six months ended June 30, 2026, PSU activity was as follows:

	Number of PSUs (in thousands)	Weighted-Average Grant-date Fair Value Per Share	Weighted-Average Share Price on Release Date Per Share
Outstanding at January 1, 2026	267	$52.77
Granted during the year (reflected at target)	167	77.04
Achievement above target	89	52.77
Released during the year	(178)	52.77	$75.28
Outstanding at June 30, 2026	345	$64.52

As of June 30, 2026, the Group had $22.2 million of unrecognized compensation expense related to the PSUs, which is expected to be recognized over the weighted-average period of 1.6 years.

Stock options

For the six months ended June 30, 2026, stock option activity was as follows:

	Number of Options (in thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Share Price on Exercise Date Per Share	Weighted-Average Remaining Contractual Term (in years)
Outstanding at January 1, 2026	769	$17.43		1.4
Exercised during the year	(423)	$16.04	$76.16
Outstanding at June 30, 2026	346	$19.13		1.1
Exercisable at June 30, 2026	346	$19.13		1.1

12.
NET INCOME (LOSS) PER SHARE

The rights of the ordinary shares and special shares are substantially identical, other than voting rights. Basic net income (loss) per share (“Basic EPS”) is computed by dividing net income (loss) attributable to Viking Holdings Ltd by the weighted-average number of ordinary shares and special shares outstanding during each period. To compute diluted net income (loss) per share (“Diluted EPS”), the Group adjusts the weighted-average number of ordinary shares and special shares outstanding during each period by the weighted-average number of ordinary shares that would be issued upon the conversion of dilutive potential ordinary shares to ordinary shares. For the three and six months ended June 30, 2026 and 2025, potential ordinary shares included share based awards.

The computation of Basic EPS and Diluted EPS is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in USD and thousands, except per share data)	2026	2025	2026	2025
Numerator
Net income attributable to Viking Holdings Ltd - Basic and Diluted	$587,442	$439,048	$533,062	$333,575

Denominator
Weighted-average ordinary shares and special shares - Basic	446,378	443,227	446,132	443,070
Dilutive effect of share based awards	1,696	2,322	1,756	2,238
Weighted-average ordinary shares and special shares - Diluted	448,074	445,549	447,888	445,308

Basic EPS	$1.32	$0.99	$1.19	$0.75
Diluted EPS	$1.31	$0.99	$1.19	$0.75

For the three and six months ended June 30, 2026 and 2025, the weighted-average number of potential ordinary shares that were not included in the Diluted EPS calculations because they would be anti-dilutive were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in thousands)	2026	2025	2026	2025
Share based awards	162	41	266	233

13.
SEGMENTS

Operating segments are defined as components of an entity for which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM, who is the Chief Executive Officer, evaluates the Group’s results in a number of ways, but the primary basis for allocating resources and assessing performance is based on product.

The Group’s reportable segments are River and Ocean. The Group defines its products based on the type of cruise offering and language of the cruise service. The River segment provides river cruises outside the United States to English-speaking passengers. The Ocean segment provides ocean cruises to English-speaking passengers. Other includes operating segments that are not individually reportable, consisting of expedition cruises for English-speaking passengers (“Expedition”), Mississippi River cruises for English-speaking passengers and Viking Asia, which includes cruises in languages other than English provided by the Group and the results of the China JV Investment (see Note 17). The Group typically designates the language of the cruise service by vessel for each cruise season, such that in any individual season, the vessel provides service in a single language for the entire season. In cases where a vessel changes its language service during the season, each individual sailing is designated for a specific language such that any single cruise is provided in a single language. See Note 4 for disaggregation of percentage of passengers by source market.

Operating income is the primary profitability metric the CODM uses to assess performance and allocate resources. Expenses attributable to multiple segments are allocated based on measures that are determined to relate most closely to the expenses, which are generally relative revenues, relative passengers booked, or relative passengers sailed for a particular period. The nature of cruise operating expenses is consistent across all operating segments.

Vessels and ships can be utilized on one or more products, based on the designation of the language of the cruise service and type of cruise. Vessels and ships owned by the Group are included in property, plant and equipment and intangible assets (see Note 7) and river vessel charters are recognized as right-of-use assets.

Set forth below are results for the Group’s segments for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30, 2026
(in USD and thousands)	River	Ocean	Other	Total
Total revenue	$1,379,849	$1,548,884	$315,509	$3,244,242
Total cruise operating expenses	(840,820)	(850,158)	(196,962)	(1,887,940)
Other operating expenses
Selling and administration	(252,942)	(198,223)	(89,718)	(540,883)
Depreciation and amortization	(52,104)	(81,535)	(25,818)	(159,457)
Total other operating expenses	(305,046)	(279,758)	(115,536)	(700,340)
Operating income	$233,983	$418,968	$3,011	$655,962

	Six Months Ended June 30, 2025
(in USD and thousands)	River	Ocean	Other	Total
Total revenue	$1,235,802	$1,271,869	$269,752	$2,777,423
Total cruise operating expenses	(745,508)	(698,170)	(171,085)	(1,614,763)
Other operating expenses
Selling and administration	(225,356)	(183,797)	(83,002)	(492,155)
Depreciation and amortization	(47,051)	(67,222)	(19,967)	(134,240)
Total other operating expenses	(272,407)	(251,019)	(102,969)	(626,395)
Operating income (loss)	$217,887	$322,680	$(4,302)	$536,265

14.
COMMITMENTS AND CONTINGENCIES

Viking newbuilding program

River newbuilds

A summary of the river newbuilding program as of June 30, 2026 is outlined below. The aggregate contract price of the river vessels on order listed in the table below was $680.3 million, based on the EUR to USD exchange rate as of June 30, 2026, which was 1.14.

River Vessels	Number of Vessels	Expected Delivery
Longships	5	2026
Longships	4	2027
Longship-Douro	1	2027
Longships	4	2028
Total	14

As of June 30, 2026, the Group had secured the following options for additional river vessels:

River Vessels - Options	Number of Vessels	Expected Delivery	Option Exercise Date
Longships	4	2029	September 2026
Longships	4	2030	September 2027
Longships	4	2031	September 2028
Longships	4	2032	September 2029

The Group has entered into raw materials agreements for six river vessels that will operate in Egypt. The Group expects these vessels to be delivered between 2026 and 2028.

See Note 18 for events taking place subsequent to June 30, 2026.

Ocean newbuilds

A summary of the ocean newbuilding program as of June 30, 2026 is outlined below. During the second quarter of 2026, the shipbuilding agreements for Ship XXI and Ship XXII became effective after the Group entered into SACE Financing. As of June 30, 2026, the aggregate contract price of the ocean ships on order listed in the table below was $5,293.6 million, based on the EUR to USD exchange rate as of June 30, 2026, which was 1.14. The Group has obtained financing for all ships, as described below.

Ocean Ships	Expected Delivery
Viking Libra	2026
Viking Astrea	2027
Viking Lyra	2028
Viking Vega	2028
Viking Leda	2029
Ship XIX	2029
Ship XX	2030
Ship XXI	2030
Ship XXII	2031

As described in Note 9, the Group has entered into SACE Financing for the nine ocean ships included in the table above, including agreements entered into in the second quarter of 2026 for Ship XXI and Ship XXII. These loans are for up to 80% of each newbuild’s contract price, including certain change orders, and 100% of the Export Credit Agency premium, and will be available for drawdown in USD. The interest rates for the loans are fixed. The Company and certain of its subsidiaries have jointly and severally guaranteed all of the Group’s SACE Financing.

As of June 30, 2026, the Group had secured the following options for additional ocean ships:

Ocean Ships - Options	Expected Delivery	Option Exercise Date
Ship XXIII	2032	July 2026
Ship XXIV	2032	July 2026
Ship XXV	2033	July 2027
Ship XXVI	2033	July 2027
Ship XXVII	2034	December 2027
Ship XXVIII	2034	December 2027

See Note 18 for events taking place subsequent to June 30, 2026.

Expedition newbuilds

The Group entered into shipbuilding contracts for the ships outlined below subject to certain financing and other conditions. If the financing conditions are not met by September 30, 2026, these contracts can be terminated by the Group or the shipyard.

Expedition Ships	Expected Delivery
Expedition Ship III	2030
Expedition Ship IV	2031

As of June 30, 2026, the Group had aggregate future contractual commitments for river vessels and ocean ships on order, excluding any contracts that were not yet effective, of $5,028.1 million, based on the EUR to USD exchange rate as of June 30, 2026, which was 1.14.

Leases

The table below summarizes the timing of future cash payments of the Group’s lease liabilities based on contractual undiscounted cash flows as of June 30, 2026. The table below excludes amounts for executed lease agreements not yet commenced as of June 30, 2026, for underlying assets which the Group had not yet obtained the right to control the use.

June 30, 2026
(in USD and thousands)
3 months or less	$9,400
4 to 12 months	35,866
1 to 5 years	142,628
Over 5 years	233,897
Total	$421,791

Vessel charters also include future cash payments for non-lease components, which are not included in the table above. Payments for non-lease components include expenses for services, such as management fees and vessel operating expenses, of which certain costs are subject to change based on actual operating expenses. The table above also excludes variable lease payments.

In April 2026, the Group recognized an $18.9 million ROU asset and a $17.7 million lease liability upon the commencement of the lease agreement for docking locations in Germany.

In 2025, the Group entered into charter agreements for two 80-berth river vessels traveling through India for the 2027 through 2035 seasons and the 2028 through 2036 seasons, respectively. The Group has options to extend the charters for three additional seasons. The contractual payments for the initial term of nine seasons is $29.2 million for the first vessel and $29.8 million for the second vessel, which include payments for both lease and non-lease components.

Fuel commitments

The Group entered into contracts for a portion of its river fuel usage in Europe for the 2026 season. As of June 30, 2026, the remaining portion of the contracts for the 2026 season was 40,600 cubic meters. The contract prices are fixed for specified volumes and periods and depend on the place of delivery ranging from $59.30 to $74.20 per 100 liters, excluding taxes. The Group may incur fees for unused fuel amounts, which may be for non-usage or to roll over unused amounts to the following year.

Contingencies

In the normal course of the Group’s business, various claims and lawsuits have been filed or are pending against the Group. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of the Group’s liability is typically limited to its insurance deductible. In addition, new legislation, regulations or treaties, or claims related to interpretations or implementations thereof, could affect the Group’s business.

The Group has evaluated its overall exposure with respect to all of its threatened and pending claims and lawsuits and, to the extent required, the Group has accrued amounts for all estimable probable losses that are not covered by insurance. The Group intends to vigorously defend its legal position on all claims and lawsuits and, to the extent necessary, seek recovery.

15.
HEDGING INSTRUMENTS

The Group is exposed to foreign currency fluctuations, primarily related to changes in the EUR to USD exchange rates.

In 2024, the Group entered into forward foreign currency contracts to purchase €970.0 million at an average EUR to USD exchange rate of 1.10. The forward foreign currency contracts mature at various dates in 2025 and 2026, and were designated as cash flow hedges for the majority of the Group’s highly probable forecasted expenditures denominated in EUR for direct costs of cruise, land and onboard and vessel operating expenses in 2025 and 2026.

In 2026, the Group entered into forward foreign currency contracts to purchase €1,450.0 million at an average euro to USD exchange rate of 1.18. The forward foreign currency contracts mature at various dates in 2026, 2027 and 2028 and were designated as cash flow hedges for the majority of the Group’s highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses in 2026, 2027 and 2028.

An economic relationship exists between the hedged items and the hedging instruments as the terms of the forward foreign currency contracts match the terms of the highly probable forecast transactions.

As of June 30, 2026 and December 31, 2025, the Group held the following forward foreign currency contracts:

	Maturity
	Less than 12 months	Greater than 12 months	Total
(in EUR and thousands)
Forward foreign currency contracts
As of June 30, 2026
Notional amount	€748,250	€948,900	€1,697,150
Weighted-average forward price (EUR/USD)	1.15	1.18	1.16
As of December 31, 2025
Notional amount	€500,000	€—	€500,000
Weighted-average forward price (EUR/USD)	1.10	—	1.10

The impact of the hedging instruments on the interim condensed consolidated statements of financial position as of June 30, 2026 and December 31, 2025 was as follows:

	Notional amount	Carrying amount	Financial statement line item	Changes in fair value (gain/(loss)) used for calculating hedge ineffectiveness
(in USD and thousands except notional amount in EUR and thousands)
Forward foreign currency contracts
As of June 30, 2026	€1,697,150	$11,763	Prepaid expenses and other current assets	$(29,009)
		$90	Other non-current assets
		$8,014	Accrued expenses and other current liabilities
		$7,052	Other non-current liabilities
As of December 31, 2025	€500,000	$40,615	Prepaid expenses and other current assets	$103,553

For the three and six months ended June 30, 2026 and 2025, the effect of the cash flow hedges in the interim condensed consolidated statements of operations and the interim condensed consolidated statements of other comprehensive income (loss) was as follows:

	Amount of total hedging (loss)/gain recognized in the interim condensed consolidated statement of other comprehensive income (loss)	Amount of gain/(loss) reclassified from the interim condensed consolidated statement of other comprehensive income (loss) to the interim condensed consolidated statement of operations	Interim condensed consolidated statement of operations line item
(in USD and thousands)
Highly probable forecasted expenditures
Three months ended June 30, 2026	$(12,562)	$12,312	$5,288 Direct costs of cruise, land and onboard $7,024 Vessel operating
Three months ended June 30, 2025	$78,297	$5,679	$2,410 Direct costs of cruise, land and onboard $3,269 Vessel operating
Six months ended June 30, 2026	$(29,009)	$14,819	$5,558 Direct costs of cruise, land and onboard $9,261 Vessel operating
Six months ended June 30, 2025	$115,992	$4,946	$2,360 Direct costs of cruise, land and onboard $2,586 Vessel operating

No hedge ineffectiveness was recognized in the interim condensed consolidated statements of operations for the three and six months ended June 30, 2026 and 2025.

Set out below is a reconciliation of the cash flow hedge component of equity for the six months ended June 30, 2026 and 2025:

	Cash flow hedge
	2026	2025
(in USD and thousands)
As of January 1	$40,615	$(39,797)
Effective portion of changes in fair value arising from:
Forward foreign currency contracts - forecasted expenditures	(29,009)	115,992
Amount reclassified to the interim condensed consolidated statements of operations
Maturity of effective hedges	(14,819)	(4,946)
As of June 30	$(3,213)	$71,249

The same reconciliation items presented above for components of equity apply to the components of other comprehensive income (loss) for the six months ended June 30, 2026 and 2025.

16.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Changes in liabilities arising from financing activities

	January 1, 2026	Payments	Proceeds from long-term debt	Transaction costs incurred for long-term debt	Reclassifications and other	June 30, 2026
(in USD and thousands)
Current portion of long-term debt	$374,607	$(317,731)	$—	$—	$149,034	$205,910
Long-term debt	5,127,368	—	800,046	(45,179)	(143,960)	5,738,275
Short-term portion of lease liabilities	26,484	(13,344)	—	—	16,060	29,200
Long-term portion of lease liabilities	212,437	—	—	—	6,604	219,041
Total liabilities from financing activities	$5,740,896	$(331,075)	$800,046	$(45,179)	$27,738	$6,192,426

	January 1, 2025	Payments	Proceeds from long-term debt	Transaction costs incurred for long-term debt	Reclassifications and other	June 30, 2025
(in USD and thousands)
Current portion of long-term debt	$469,766	$(372,886)	$—	$—	$152,966	$249,846
Long-term debt	4,866,159	—	430,507	(41,912)	(66,314)	5,188,440
Short-term portion of lease liabilities	28,944	(13,503)	—	—	13,165	28,606
Long-term portion of lease liabilities	207,594	—	—	—	(15,678)	191,916
Total liabilities from financing activities	$5,572,463	$(386,389)	$430,507	$(41,912)	$84,139	$5,658,808

The ‘Reclassifications and other’ column primarily includes the effect of reclassification of long-term debt to current portion of long-term debt, amortization of debt transaction costs, foreign currency gains and losses on debt and changes in lease liabilities other than principal payments.

Fair value of financial assets and liabilities

The carrying amounts of the Group’s financial assets and liabilities all approximate the fair values of those assets and liabilities as of June 30, 2026 and December 31, 2025, except for fixed interest debt, as outlined below:

	Carrying amount		Fair value
(in USD and thousands)	June 30,	December 31,	June 30,	December 31,
Financial assets	2026	2025	2026	2025
Forward foreign currency contracts	$11,853	$40,615	$11,853	$40,615
Accounts and other receivables and prepaid expenses and other current assets	11,023	20,000	11,023	20,000
Other non-current assets	44,234	34,984	44,234	34,984
Total financial assets	$67,110	$95,599	$67,110	$95,599

Total current	$22,786	$60,615	$22,786	$60,615
Total non-current	$44,324	$34,984	$44,324	$34,984

	Carrying amount		Fair value
(in USD and thousands)	June 30,	December 31,	June 30,	December 31,
Financial liabilities	2026	2025	2026	2025
Forward foreign currency contracts	$15,066	$—	$15,066	$—
Debt	5,944,185	5,501,975	6,187,606	5,735,931
Total financial liabilities	$5,959,251	$5,501,975	$6,202,672	$5,735,931

Total current	$213,924	$374,607	$231,111	$401,464
Total non-current	$5,745,327	$5,127,368	$5,971,561	$5,334,467

Fair value hierarchy

The following hierarchy for inputs used in measuring fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1 – Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement dates.

Level 2 – Significant other observable inputs that are used by market participants in pricing the asset or liability based on market data obtained from independent sources.

Level 3 – Significant unobservable inputs the Group believes market participants would use in pricing the asset or liability based on the best information available.

For assets and liabilities that are recognized in the interim financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. The Group had no transfers between levels in the hierarchy during the three and six months ended June 30, 2026 and 2025.

As of June 30, 2026 and December 31, 2025, designation within the fair value hierarchy for the Group’s financial assets and liabilities is outlined below:

	Carrying amount		Fair value
(in USD and thousands)	June 30,	December 31,	June 30,	December 31,
Financial assets	2026	2025	2026	2025
Level 1
Cash deposits	$55,257	$54,984	$55,257	$54,984
Level 2
Forward foreign currency contracts	11,853	40,615	11,853	40,615
Total financial assets	$67,110	$95,599	$67,110	$95,599

	Carrying amount		Fair value
(in USD and thousands)	June 30,	December 31,	June 30,	December 31,
Financial liabilities	2026	2025	2026	2025
Level 2
Forward foreign currency contracts	$15,066	$—	$15,066	$—
Debt	5,944,185	5,501,975	6,187,606	5,735,931
Total financial liabilities	$5,959,251	$5,501,975	$6,202,672	$5,735,931

Financial assets and liabilities measured at amortized cost

The fair value of the Group’s fixed interest debt was calculated based on estimated rates for the same or similar instruments based on terms and remaining maturities. The fair value of the Notes were based on pricing from secondary markets for the Notes that are observable throughout the duration of the term. The Group designated these financial liabilities as Level 2 fair value instruments as valuation techniques contain observable inputs used by market participants.

Financial assets and liabilities measured at fair value

Forward foreign currency contracts are designated as Level 2 fair value instruments as the fair values are measured based on inputs that are readily available in public markets or can be derived from information in publicly quoted markets. The valuation is determined using present value calculations that incorporate inputs such as foreign exchange spot and forward rates and yield curves of the respective currencies.

17.
TRANSACTIONS WITH RELATED PARTIES

In 2020, the Group formed CMV with a subsidiary of China Merchants Group (the “China JV Investment”). The Group owns 10% of CMV.

In 2021, the Group sold an ocean ship, the Viking Yidun, to CMV. CMV financed the purchase and VCL guaranteed 10% of CMV’s obligations under the financing, up to a maximum of $45.0 million. In connection with the Group’s acquisition of the Viking Yidun (described below), CMV repaid its financing, and VCL’s guarantee was subsequently released.

In the first quarter of 2026, the Group acquired the Viking Yidun. See Note 7. Prior to the acquisition, the Group had a cruise accommodation agreement with CMV that began in the third quarter of 2024 for all cabins on the Viking Yidun. In the first quarter of 2026, which was the final period the cruise accommodation agreement impacted the Group’s results, the Group recognized $3.5 million of vessel operating expenses related to non-lease components and variable lease payments for the accommodation agreement. In connection with the acquisition of the Viking Yidun, the Group has the contractual right to receive $41.4 million in compensation from CMV for which the enforceability of uncollected amounts is not virtually certain. During the three and six months ended June 30, 2026, the Group recognized $0.8 million in onboard and other revenue related to amounts received from CMV.

In the first quarter of 2026, the Group recognized a $5.2 million impairment loss, included in other financial income (loss) in the interim condensed consolidated statement of operations, related to its investment in CMV. The carrying amount of the Group’s investment in CMV, which is included in other non-current assets on the interim condensed consolidated statements of financial position, was $8.5 million and $1.3 million as of June 30, 2026 and December 31, 2025, respectively.

In the first quarter of 2026, the Group disbursed a loan for CNY 253.0 million ($36.9 million) to CMV. The loan is interest bearing at 2.9% and matures in January 2027. As of June 30, 2026, the balance of the related party loan was $5.5 million and is included in accounts and other receivables on the interim condensed consolidated statement of financial position.

18.
SUBSEQUENT EVENTS

Subsequent to June 30, 2026, the Group had the following significant events:

•
In July 2026, the Group took delivery of the Viking Dagur, a Longship.
•
In August 2026, the Group took delivery of the Viking Ptah, a river vessel that will operate in Egypt.
•
In August 2026, the Group exercised its options for Ship XXIII and Ship XXIV, which are both scheduled for delivery in 2032.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the related notes to those statements included in Item 1 of this Report on Form 6-K (this “Report”). Unless the context requires otherwise, references in this section to “we,” “our,” “us” and “Viking” are to Viking Holdings Ltd (“VHL”) and its consolidated subsidiaries. We encourage you to read the audited annual consolidated financial statements, the unaudited interim condensed consolidated financial statements and the related notes thereto, as well as the information presented under “Selected Operational and Financial Metrics, including Non-IFRS Accounting Standards Measures,” which should be read together with the information presented herein.

Special Note Regarding Forward-Looking Statements

The discussion under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains “forward‑looking statements,” as that term is defined in the U.S. federal securities laws. These forward‑looking statements include, but are not limited to, statements other than statements of historical facts contained in this Report, including among others, statements relating to our future financial performance, our business prospects and strategy, anticipated financial position, liquidity and capital needs, the industry in which we operate and other similar matters. In some cases, we have identified forward‑looking statements in this Report by using words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward‑looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict or which are beyond our control.

Forward‑looking statements speak only as of the date of this Report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should not place undue reliance on the forward‑looking statements included in this Report or that may be made elsewhere from time to time by us, or on our behalf. All forward‑looking statements attributable to us are expressly qualified by these cautionary statements.

Although we believe that our expectations are based on reasonable assumptions, our actual results may differ materially from those expressed in, or implied by, the forward‑looking statements included in this Report as a result of various factors, including, among others:

•
changes in the general worldwide economic and political environment;
•
adverse weather conditions or other natural disasters;
•
adverse incidents involving cruise ships;
•
disease outbreaks or pandemics;
•
the existence or threat of terrorist attacks, wars, acts of piracy and other events affecting the safety and security of travel;
•
increased costs, including airfare and fuel prices, as a result of inflation, rising interest rates, labor shortages or geopolitical events;
•
fluctuations in foreign currency exchange rates;
•
changes in cruise capacity, demand and infrastructure;
•
the continued service of our senior management;
•
our ability to compete effectively in the cruise industry;
•
our ability to expand into new markets;
•
the impact of seasonality on our business;
•
our ability to effectively manage our growth;
•
increases in the cost of, or delays in, ship construction or ship repairs, maintenance or refurbishments;
•
the availability of attractive, convenient and safe port destinations;
•
our reliance on travel agencies;
•
the availability of, or increases in the prices or delays for, the services and products provided by third parties;
•
the availability and cost of commercial airline services for guests;

•
changes in credit card processing terms and requirements, guest payment policies, or consumer protection legislation or regulations;
•
our ability to maintain and develop our premium brand;
•
our ability to protect our intellectual property;
•
our ability to effectively implement artificial intelligence solutions;
•
breaches in data security or other disturbances to our information technology networks and operations;
•
our ability to generate sufficient cash to service all of our indebtedness or to obtain additional financing if necessary;
•
the adverse impacts of compliance or legal matters, including litigation;
•
additional trade, financial or economic sanctions;
•
changes in trade policies;
•
the application of, or amendments to, existing tax laws, rules or regulations or enactment of new tax laws, rules or regulations; and
•
other risks and uncertainties discussed under “Risk Factors”, “Quantitative and Qualitative Disclosure about Market Risk” and elsewhere in our filings with the United States Securities and Exchange Commission (the “SEC”), including our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 3, 2026 (our “Annual Report”).

These risks are not exhaustive. Other sections of this Report describe additional factors that could adversely affect our results of operations, financial condition, liquidity and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not rely on forward-looking statements as a prediction of actual results.

Overview

Viking was founded in 1997 with four river vessels and a simple vision that travel could be more destination-focused and culturally immersive. Today, we have grown into one of the world’s leading travel companies, with a fleet of 109 small, state-of-the-art ships, which we view as floating hotels. From our iconic journeys on the world’s great rivers, including our Mississippi River itineraries, to our ocean voyages around the globe and our extraordinary expeditions to the ends of the earth, we offer meaningful travel experiences on all seven continents in all three categories of the cruise industry—river, ocean and expedition cruising.

We launched Viking River in 1997. Seeing unaddressed demand for a destination-focused product in the ocean cruise market, we launched Viking Ocean in 2015, which has since become our fastest growing segment. Looking beyond our primary source markets, we launched Asia Outbound with river cruises for the Mandarin-speaking market in 2016. In 2022, we further expanded our platform with Viking Expedition and Viking Mississippi. Each new product creates additional travel opportunities for past guests and broadens our platform to attract new guests.

In this section, references to (1) “Viking River” are to our river cruise product marketed to English-speaking passengers, excluding Viking Mississippi, (2) “Viking Ocean” are to our ocean cruise product marketed to English-speaking passengers, (3) “Viking Expedition” are to our expedition cruise product for travel to the Antarctic and Great Lakes regions, (4) “Viking Mississippi” are to the river cruise product for cruising the Mississippi River and (5) “Viking Asia” are to both our river and ocean cruise product for cruises in languages other than English (“Asia Outbound”) and our joint venture between us and a subsidiary of China Merchants Group. For Asia Outbound, we are operating four Longships and the Viking Yidun for the 2026 season and operated four Longships and the Viking Yidun for select sailings for the 2025 season.

Booking Environment

Advance Bookings reflects the aggregate ticketed amount for guest bookings for our voyages at a specific point in time, and include bookings for cruises, land extensions and air. Advance Bookings does not reflect changes to guest reservations after the applicable specific point in time. Advance Bookings are presented in U.S. dollars. As guests from Australia, Canada and the United Kingdom make reservations in local currencies, the ticketed amounts are converted based on the relevant exchange rate. Advance Bookings includes redemptions of vouchers.

For Viking River, Viking Ocean, Viking Expedition and Viking Mississippi collectively, operating capacity is 7% higher for the 2026 season in comparison to the 2025 season and 15% higher for the 2027 season in comparison to the 2026 season. As of August 9, 2026, for the 2026 and 2027 seasons, we had sold 96% and 53%, respectively, of our Capacity PCDs and had $6,386 million and $4,711 million, respectively, of Advance Bookings. Advance Bookings were 13% and 21% higher in comparison to the 2025 and 2026 seasons, respectively, at the same point in time. Advance Bookings per PCD for the 2026 season was $833, 6% higher than the 2025 season at the same point in time and Advance Bookings per PCD for the 2027 season was $958, 10% higher than the 2026 season at the same point in time.

The following bullets contain additional information about Advance Bookings for Viking Ocean and Viking River for the 2026 and 2027 seasons as of August 9, 2026, compared with the 2025 and 2026 seasons, respectively, at the same point in time:

Viking Ocean:

•
Operating capacity is 9% higher for the 2026 season in comparison to the 2025 season. We had sold 96% of our Capacity PCDs for the 2026 season, and had $2,922 million of Advance Bookings, an increase of 17% compared to the same point in time for the 2025 season. Advance Bookings per PCD for the 2026 season was $768, compared to $721 at the same point in time for the 2025 season.
•
Operating capacity is 18% higher for the 2027 season in comparison to the 2026 season. We had sold 62% of our Capacity PCDs for the 2027 season, and had $2,558 million of Advance Bookings, an increase of 29% compared to the same point in time for the 2026 season. Advance Bookings per PCD for the 2027 season was $877, compared to $781 at the same point in time for the 2026 season.

Viking River:

•
Operating capacity is 6% higher for the 2026 season in comparison to the 2025 season. We had sold 96% of our Capacity PCDs for the 2026 season, and had $3,022 million of Advance Bookings, an increase of 11% compared to the same point in time for the 2025 season. Advance Bookings per PCD for the 2026 season was $873, compared to $819 at the same point in time for the 2025 season.
•
Operating capacity is 13% higher for the 2027 season in comparison to the 2026 season. We had sold 42% of our Capacity PCDs for the 2027 season, and had $1,764 million of Advance Bookings, an increase of 11% compared to the same point in time for the 2026 season. Advance Bookings per PCD for the 2027 season was $1,029, compared to $942 at the same point in time for the 2026 season.

Key Factors Affecting Our Results of Operations

Key factors that have influenced our results of operations in the past and may also influence results in the future include:

Significant Early Bookings—We have historically been able to attain high levels of early bookings. Due to these bookings, we have insight into levels of guest demand, and can strategically allocate the ships in our fleet to optimize our revenue and Net Yield. For example, we may distribute a greater number of our Longships to regions with higher demand, or manage our capacity by consolidating passengers and taking one or more of our river ships out of service to reduce our operating costs. Additionally, the insights into guest demand inform our decisions for future ship commitments and allow us to coordinate our planned capacity growth with expected future demand. As cruise-related revenue is recognized over the duration of the cruise, our results of operations are affected by strategies we employed during prior periods. For instance, to obtain early bookings, a significant portion of the selling and administration expenses that we incur in a period supports revenues for future periods, including marketing and employee costs that support the growth of our fleet. We expect that our ability to attain high levels of early bookings for future seasons will impact our results for future periods.

Size of Our Fleet and Occupancy—Our operating results are highly correlated with the number of ships that we operate during a given period and our Occupancy. If we take delivery of additional ships, our potential Capacity PCDs increase, which may increase our revenue. In contrast, if we decide to take one or more of our ships out of service, our Capacity PCDs decrease, which we expect will lower our revenue. As of June 30, 2026, our fleet consisted of 92 river vessels, including the Viking Mississippi, 13 ocean ships and two expedition ships.

We strategically manage our fleet by adjusting the number of ships deployed to a particular region, or in total, to improve Occupancy and efficiently manage operating costs. Our early bookings enable us to best position our fleet to meet guest demand.

Seasonality—Our results are seasonal because while our ocean, expedition and Mississippi products operate year-round, the primary cruising season for our river product is from April to October, although some of our river cruises run longer seasons. Additionally, our highest Occupancy occurs during the Northern Hemisphere’s summer months. We recognize cruise-related revenue over the duration of the cruise and expense our marketing and employee costs when the related costs are incurred. As a result, the majority of our revenue and profits have historically been earned in the second and third quarters of each year, while the first and fourth quarters of each year have been closer to break even or a loss, as our selling and administration expenses are consistent throughout the year. Though the growth of our fleet of year-round products will continue to reduce the seasonality in future periods, we expect the seasonality trend of our revenue and profits to continue.

Operating costs and expenses—Our operating costs and expenses are dependent on both macroeconomic factors and our strategic decisions. Inflation or other macroeconomic factors may increase our operating costs and expenses in future periods, including costs of labor, fuel and airfare, or cause our operating costs and expenses to fluctuate. Inflation generally does not impact our ship commitments that are already under contract as a fixed price has already been agreed upon. Repairs and maintenance costs are recognized when incurred and the timing can shift depending on our operational needs. As a result, the cadence of these expenses may differ year-over-year. Additionally, as a result of our early bookings, we may not be able to pass on increases in operating costs and expenses, including cost increases from our suppliers (whether or not related to general inflationary pressures) and changes in governmental fees and taxes, to our guests with existing bookings, though we are able to adjust pricing for future bookings. However, as a significant portion of our marketing expenses are discretionary, we are able to strategically deploy our resources based on current market conditions, our early bookings and other factors.

Financial Presentation

Description of Certain Line Items

Revenue

Our revenue consists of:

•
Cruise and land, which includes revenue, net of discounts, earned primarily from cruises, air, land excursions, cancellation revenue and travel protection, net; and
•
Onboard and other, which primarily consists of revenue related to optional shore excursions, onboard bar revenue, shop revenue and other products offered during a cruise.

Expenses

Our operating costs and expenses consist of:

•
Commissions and transportation costs, which consists of commission payments made to third parties for selling our product and the cost of air and other transportation;
•
Direct costs of cruise, land and onboard, which primarily includes cost of land excursions, shore excursions, credit card fees, transfer costs and onboard purchases;
•
Vessel operating, which primarily consists of costs to operate the vessels such as staff costs, fuel, emissions, food and hotel consumables, port charges, insurance, repair and maintenance, value added taxes and charter costs for variable and non-lease components; and
•
Selling and administration, which primarily consists of costs associated with marketing costs, employee costs, office expenses, professional services and other administration costs.

Selected Operational and Financial Metrics, including Non-IFRS Accounting Standards Financial Measures

We use certain non-IFRS Accounting Standards financial measures, such as Adjusted Gross Margin, Net Yield, Adjusted EBITDA, Adjusted Net Income (Loss) attributable to Viking Holdings Ltd, Adjusted EPS and vessel operating expenses excluding fuel to analyze our performance. We utilize Adjusted Gross Margin and Net Yield to manage our business because these measures reflect revenue earned net of certain direct variable costs. We also present certain non-IFRS Accounting Standards financial measures because we believe that they are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. Our non-IFRS Accounting Standards financial measures have limitations as analytical tools, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS Accounting Standards.

Adjusted Earnings per Share or Adjusted EPS represents Adjusted Net Income (Loss) attributable to Viking Holdings Ltd divided by Adjusted Weighted-Average Shares Outstanding. We present Adjusted EPS because we believe it provides additional information to us and our investors about the earnings performance of our primary operating business.

Adjusted EBITDA represents EBITDA (consolidated net income (loss) adjusted for interest income, interest expense, income tax benefit (expense) and depreciation, amortization and impairment) as further adjusted for currency gains or losses, share-based compensation expense, and other financial income (loss) (which includes forward gains and losses, gain or loss on disposition of assets, certain non-cash fair value adjustments, restructuring charges and non-recurring items). Adjusted EBITDA is a non-IFRS Accounting Standards financial measure and does not comply with IFRS Accounting Standards because it is adjusted to exclude certain cash and non-cash expenses. We present Adjusted EBITDA as a performance measure because we believe it facilitates a comparison of our consolidated operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under IFRS Accounting Standards can provide alone. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS Accounting Standards. You should exercise caution in comparing our Adjusted EBITDA to Adjusted EBITDA of other companies.

Adjusted Gross Margin is gross margin adjusted for vessel operating and ship depreciation and impairment. Gross margin is calculated pursuant to IFRS Accounting Standards as total revenue less total cruise operating expenses and ship depreciation and impairment. Adjusted Gross Margin has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS Accounting Standards.

Adjusted Net Income (Loss) attributable to Viking Holdings Ltd represents net income (loss) attributable to Viking Holdings Ltd excluding certain items that we believe are not part of our primary operating business and are not an indication of our future earnings performance. We believe that debt extinguishment and modification costs, gain (loss) on embedded derivatives associated with debt, impairment charges and reversals and certain other gains and losses are not a part of our primary operating business and are not an indication of our future earnings performance.

Adjusted Weighted-Average Shares Outstanding represents the diluted weighted-average ordinary shares and special shares outstanding, adjusted for dilutive share based awards to the extent not included in diluted weighted-average ordinary shares outstanding.

Capacity Passenger Cruise Days or Capacity PCDs with respect to any given period is a measurement of capacity that represents, for each ship operating during the relevant period, the number of berths multiplied by the number of Ship Operating Days, determined on an aggregated basis for all ships in operation during the relevant period.

Net Yield is Adjusted Gross Margin divided by Passenger Cruise Days. Due to early bookings by our passengers, our Net Yield for a given reporting period is affected by strategies we employed or events that occurred prior to the sailing year.

Occupancy is the ratio, expressed as a percentage, of Passenger Cruise Days to Capacity Passenger Cruise Days with respect to any given period. Contrary to many of our competitors, we do not allow more than two passengers to occupy a two berth stateroom. Additionally, we have guests who choose to travel alone and are willing to pay higher prices for single occupancy in a two berth stateroom. As a result, our Occupancy cannot exceed 100% and may be less than 100%, even if all our staterooms are booked.

Passenger Cruise Days or PCDs is the number of passengers carried for each cruise, with respect to any given period and for each ship operating during the relevant period, multiplied by the number of Ship Operating Days.

Ship Operating Days is the number of days within any given period that a ship and vessel is in service and carrying cruise passengers, determined on an aggregated basis for all ships and vessels in operation during the relevant period.

Vessel operating expenses excluding fuel is vessel operating expenses less fuel expense. Management believes this is a relevant measure for evaluating our ability to control costs. Vessel operating expenses excluding fuel has limitations as an analytical tool because it excludes an expense necessary for conducting our operations, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS Accounting Standards.

Results of Operations

Operating results for the three and six months ended June 30, 2026 and 2025 are shown in the following table:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
(in thousands, except per share data)
Consolidated Statements of Operations
Revenue
Cruise and land	$2,032,504	$1,755,197	$3,004,266	$2,590,162
Onboard and other	157,997	125,170	239,976	187,261
Total revenue	2,190,501	1,880,367	3,244,242	2,777,423
Cruise operating expenses
Commissions and transportation costs	(453,824)	(400,996)	(658,033)	(576,680)
Direct costs of cruise, land and onboard	(297,734)	(242,448)	(430,114)	(350,477)
Vessel operating	(442,325)	(377,658)	(799,793)	(687,606)
Total cruise operating expenses	(1,193,883)	(1,021,102)	(1,887,940)	(1,614,763)
Other operating expenses
Selling and administration	(268,669)	(248,293)	(540,883)	(492,155)
Depreciation and amortization	(84,048)	(65,440)	(159,457)	(134,240)
Total other operating expenses	(352,717)	(313,733)	(700,340)	(626,395)
Operating income	643,901	545,532	655,962	536,265
Non-operating income (expense)
Interest income	26,931	19,708	50,320	39,897
Interest expense	(82,165)	(83,978)	(159,041)	(170,682)
Currency gain (loss)	4,680	(37,245)	3,370	(62,852)
Other financial income (loss)	1,130	(184)	(5,250)	(1,080)
Income before income taxes	594,477	443,833	545,361	341,548
Income tax expense	(6,775)	(4,596)	(11,896)	(7,763)
Net income	$587,702	$439,237	$533,465	$333,785

Net income attributable to Viking Holdings Ltd	$587,442	$439,048	$533,062	$333,575
Net income attributable to non-controlling interests	$260	$189	$403	$210

Weighted-average ordinary shares and special shares outstanding - Diluted	448,074	445,549	447,888	445,308
Net income per share attributable to ordinary and special shares - Diluted	$1.31	$0.99	$1.19	$0.75

Other Financial Data:
Adjusted EBITDA	$748,433	$632,945	$853,271	$705,790
Adjusted Net Income attributable to Viking Holdings Ltd	$587,442	$439,048	$538,274	$333,575
Adjusted EPS	$1.31	$0.99	$1.20	$0.75

The following table reconciles net income, the most directly comparable IFRS Accounting Standards measure, to Adjusted EBITDA for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
(in thousands)
Net income	$587,702	$439,237	$533,465	$333,785
Interest income	(26,931)	(19,708)	(50,320)	(39,897)
Interest expense	82,165	83,978	159,041	170,682
Income tax expense	6,775	4,596	11,896	7,763
Depreciation and amortization	84,048	65,440	159,457	134,240
EBITDA	733,759	573,543	813,539	606,573
Other financial loss	—	—	5,212	—
Currency (gain) loss	(4,680)	37,245	(3,370)	62,852
Share based compensation expense	19,354	22,157	37,890	36,365
Adjusted EBITDA	$748,433	$632,945	$853,271	$705,790

The following tables reconcile net income (loss) attributable to Viking Holdings Ltd, the most directly comparable IFRS Accounting Standards measure, to Adjusted Net Income (Loss) attributable to Viking Holdings Ltd and diluted weighted-average ordinary shares and special shares outstanding, the most directly comparable IFRS Accounting Standards measure, to Adjusted Weighted-Average Shares Outstanding for the three and six months ended June 30, 2026 and 2025. Additionally, the following tables show the calculation of Adjusted EPS for the three and six months ended June 30, 2026 and 2025.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
(in thousands)
Net income attributable to Viking Holdings Ltd	$587,442	$439,048	$533,062	$333,575
Impairment loss	—	—	5,212	—
Adjusted Net Income attributable to Viking Holdings Ltd	$587,442	$439,048	$538,274	$333,575

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
(in thousands)
Weighted-average ordinary shares and special shares outstanding - Diluted	448,074	445,549	447,888	445,308
Adjusted Weighted-Average Shares Outstanding	448,074	445,549	447,888	445,308

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
(in thousands, except Adjusted EPS)
Adjusted Net Income attributable to Viking Holdings Ltd	$587,442	$439,048	$538,274	$333,575
Adjusted Weighted-Average Shares Outstanding	448,074	445,549	447,888	445,308
Adjusted EPS	$1.31	$0.99	$1.20	$0.75

The following table sets forth selected statistical and operating data on a consolidated basis:

Statistical and Operating Data	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Consolidated
Vessels operated (a)	99	90	99	90
Passengers	249,999	224,643	369,756	328,125
PCDs	2,232,470	2,038,772	3,436,204	3,165,630
Capacity PCDs	2,364,226	2,131,907	3,634,927	3,324,274
Occupancy	94.4%	95.6%	94.5%	95.2%
Adjusted Gross Margin (in thousands)	$1,438,943	$1,236,923	$2,156,095	$1,850,266
Net Yield	$645	$607	$627	$584
Vessel operating expenses (in thousands)	$442,325	$377,658	$799,793	$687,606
Vessel operating expenses excluding fuel (in thousands)	$380,918	$334,518	$697,019	$602,753
Vessel operating expenses per Capacity PCD	$187	$177	$220	$207
Vessel operating expenses excluding fuel per Capacity PCD	$161	$157	$192	$181

(a)	Vessels operated includes chartered vessels.

The following table sets forth selected statistical and operating data for Viking River and for Viking Ocean:

Statistical and Operating Data	Six Months Ended June 30,
	2026	2025
Viking River
Passengers	168,604	163,246
PCDs	1,296,703	1,266,976
Capacity PCDs	1,368,188	1,325,272
Occupancy	94.8%	95.6%
Adjusted Gross Margin (in thousands)	$855,526	$768,432
Net Yield	$660	$607

Viking Ocean
Passengers	165,274	133,622
PCDs	1,799,067	1,610,785
Capacity PCDs	1,885,454	1,692,818
Occupancy	95.4%	95.2%
Adjusted Gross Margin (in thousands)	$1,067,572	$887,545
Net Yield	$593	$551

The following tables reconcile gross margin, the most directly comparable IFRS Accounting Standards measure, to Adjusted Gross Margin for the three and six months ended June 30, 2026 and 2025 on a consolidated basis and for Viking River and Viking Ocean:

Consolidated	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
(in thousands)
Total revenue	$2,190,501	$1,880,367	$3,244,242	$2,777,423
Total cruise operating expenses	(1,193,883)	(1,021,102)	(1,887,940)	(1,614,763)
Ship depreciation	(67,829)	(56,151)	(129,887)	(114,043)
Gross margin	928,789	803,114	1,226,415	1,048,617
Ship depreciation	67,829	56,151	129,887	114,043
Vessel operating	442,325	377,658	799,793	687,606
Adjusted Gross Margin	$1,438,943	$1,236,923	$2,156,095	$1,850,266

Viking River	Six Months Ended
	June 30,
	2026	2025
(in thousands)
Total revenue	$1,379,849	$1,235,802
Total cruise operating expenses	(840,820)	(745,508)
Ship depreciation	(38,667)	(36,027)
Gross margin	500,362	454,267
Ship depreciation	38,667	36,027
Vessel operating	316,497	278,138
Adjusted Gross Margin	$855,526	$768,432

Viking Ocean	Six Months Ended
	June 30,
	2026	2025
(in thousands)
Total revenue	$1,548,884	$1,271,869
Total cruise operating expenses	(850,158)	(698,170)
Ship depreciation	(69,328)	(60,905)
Gross margin	629,398	512,794
Ship depreciation	69,328	60,905
Vessel operating	368,846	313,846
Adjusted Gross Margin	$1,067,572	$887,545

The following table reconciles vessel operating expenses excluding fuel to vessel operating expenses, the most directly comparable IFRS Accounting Standards measure, for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
(in thousands)
Vessel operating expenses	$442,325	$377,658	$799,793	$687,606
Fuel expense	(61,407)	(43,140)	(102,774)	(84,853)
Vessel operating expenses excluding fuel	$380,918	$334,518	$697,019	$602,753

Three Months Ended June 30, 2026 Compared to Three Months Ended June 30, 2025

Revenues

Consolidated

Total revenue for the three months ended June 30, 2026 increased by $310.1 million, or 16.5%, to $2,190.5 million from $1,880.4 million for the same period in 2025.

Cruise and land increased by $277.3 million, or 15.8%, to $2,032.5 million for the three months ended June 30, 2026, from $1,755.2 million for the same period in 2025. Onboard and other increased by $32.8 million, or 26.2%, to $158.0 million for the three months ended June 30, 2026, from $125.2 million for the same period in 2025. These increases were primarily due to an increase in Capacity PCDs, driven by growth in the fleet, and higher revenue per PCD.

Viking River Segment

Total revenue for our Viking River segment for the three months ended June 30, 2026 increased by $108.7 million, or 10.6%, to $1,130.4 million from $1,021.7 million for the same period in 2025. The increase was primarily due to higher revenue per PCD and an increase in Capacity PCDs driven by growth in the fleet.

Viking Ocean Segment

Total revenue for our Viking Ocean segment for the three months ended June 30, 2026 increased by $172.4 million, or 24.2%, to $885.3 million from $712.9 million for the same period in 2025. The increase was primarily due to an increase in Capacity PCDs, driven by growth in the fleet, and higher revenue per PCD.

Operating Costs and Expenses

Commissions and transportation costs increased by $52.8 million, or 13.2%, to $453.8 million for the three months ended June 30, 2026, from $401.0 million for the same period in 2025. The increase was primarily due to an increase in Capacity PCDs, driven by growth in the fleet, and higher revenue.

Direct costs of cruise, land and onboard increased by $55.3 million, or 22.8%, to $297.7 million for the three months ended June 30, 2026, from $242.4 million for the same period in 2025. The increase was primarily due to an increase in Capacity PCDs, driven by growth in the fleet, and an increase in our ancillary services.

Vessel operating increased by $64.6 million, or 17.1%, to $442.3 million for the three months ended June 30, 2026, from $377.7 million for the same period in 2025. The increase was primarily due to growth in the fleet.

Selling and administration increased by $20.4 million, or 8.2%, to $268.7 million for the three months ended June 30, 2026, from $248.3 million for the same period in 2025. The increase was primarily due to increases in employee costs, primarily due to an increase in Capacity PCDs for future seasons, office costs and professional fees.

Depreciation and amortization increased by $18.6 million, or 28.4%, to $84.0 million for the three months ended June 30, 2026, from $65.4 million for the same period in 2025. The increase was primarily due to growth in the fleet.

The drivers of changes in operating costs and expenses for our Viking River and Viking Ocean segments are the same as those described for our consolidated results.

As a result of the foregoing, operating income was $643.9 million for the three months ended June 30, 2026, compared to $545.5 million for the same period in 2025.

Non-operating Income (Expense)

Net interest expense decreased by $9.1 million to $55.2 million for the three months ended June 30, 2026, from $64.3 million for the same period in 2025.

Currency gain (loss) increased by $41.9 million to a gain of $4.7 million for the three months ended June 30, 2026, from a loss of $37.2 million for the same period in 2025. The increase is primarily due to natural offsets in 2026 between debt and cash holdings denominated in euros.

Other financial income (loss) increased by $1.3 million to income of $1.1 million for the three months ended June 30, 2026, from a loss of $0.2 million for the same period in 2025.

Income tax expense increased by $2.2 million to $6.8 million for the three months ended June 30, 2026, from $4.6 million for the same period in 2025.

Net Income

Net income increased by $148.5 million to $587.7 million for the three months ended June 30, 2026, from $439.2 million for the same period in 2025. The increase was primarily due to a $98.4 million increase in operating income and a $41.9 million increase in currency gain (loss) due to the various factors described above.

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Revenues

Consolidated

Total revenue for the six months ended June 30, 2026 increased by $466.8 million, or 16.8%, to $3,244.2 million from $2,777.4 million for the same period in 2025.

Cruise and land increased by $414.1 million, or 16.0%, to $3,004.3 million for the six months ended June 30, 2026, from $2,590.2 million for the same period in 2025. Onboard and other increased by $52.7 million, or 28.1%, to $240.0 million for the six months ended June 30, 2026, from $187.3 million for the same period in 2025. These increases were primarily due to an increase in Capacity PCDs, driven by growth in the fleet, and higher revenue per PCD.

Viking River Segment

Total revenue for our Viking River segment for the six months ended June 30, 2026 increased by $144.0 million, or 11.7%, to $1,379.8 million from $1,235.8 million for the same period in 2025. The increase was primarily due to higher revenue per PCD and an increase in Capacity PCDs driven by growth in the fleet.

Viking Ocean Segment

Total revenue for our Viking Ocean segment for the six months ended June 30, 2026 increased by $277.0 million, or 21.8%, to $1,548.9 million from $1,271.9 million for the same period in 2025. The increase was primarily due to an increase in Capacity PCDs, driven by growth in the fleet, and higher revenue per PCD.

Operating Costs and Expenses

Commissions and transportation costs increased by $81.3 million, or 14.1%, to $658.0 million for the six months ended June 30, 2026, from $576.7 million for the same period in 2025. The increase was primarily due to an increase in Capacity PCDs, driven by growth in the fleet, and higher revenue.

Direct costs of cruise, land and onboard increased by $79.6 million, or 22.7%, to $430.1 million for the six months ended June 30, 2026, from $350.5 million for the same period in 2025. The increase was primarily due to an increase in Capacity PCDs, driven by growth in the fleet, and an increase in our ancillary services.

Vessel operating increased by $112.2 million, or 16.3%, to $799.8 million for the six months ended June 30, 2026, from $687.6 million for the same period in 2025. The increase was primarily due to growth in the fleet and the timing of maintenance and repair activities.

Selling and administration increased by $48.7 million, or 9.9%, to $540.9 million for the six months ended June 30, 2026, from $492.2 million for the same period in 2025. The increase was due to increases in employee costs, office costs and professional fees, and selling costs, primarily due to an increase in Capacity PCDs for future seasons.

Depreciation and amortization increased by $25.3 million, or 18.9%, to $159.5 million for the six months ended June 30, 2026, from $134.2 million for the same period in 2025. The increase was primarily due to growth in the fleet.

The drivers of changes in operating costs and expenses for our Viking River and Viking Ocean segments are the same as those described for our consolidated results.

As a result of the foregoing, operating income was $656.0 million for the six months ended June 30, 2026, compared to $536.3 million for the same period in 2025.

Non-operating Income (Expense)

Net interest expense decreased by $22.1 million to $108.7 million for the six months ended June 30, 2026, from $130.8 million for the same period in 2025, primarily due to a $12.9 million increase in capitalized interest related to ships and vessels under construction and a $10.4 million increase in interest income.

Currency gain (loss) increased by $66.3 million to a gain of $3.4 million for the six months ended June 30, 2026, from a loss of $62.9 million for the same period in 2025. The increase is primarily due to natural offsets in 2026 between debt and cash holdings denominated in euros.

Other financial loss increased by $4.2 million to $5.3 million for the six months ended June 30, 2026, from $1.1 million for the same period in 2025.

Income tax expense increased by $4.1 million to $11.9 million for the six months ended June 30, 2026, from $7.8 million for the same period in 2025.

Net Income

Net income increased by $199.7 million to $533.5 million for the six months ended June 30, 2026, from $333.8 million for the same period in 2025. The increase was primarily due to a $119.7 million increase in operating income, a $66.3 million increase in currency gain (loss) and a $22.1 million decrease in net interest expense due to the various factors described above.

Liquidity and Capital Resources

Liquidity Management

Our liquidity requirements arise primarily from the need to fund working capital and capital expenditures for the expansion, refurbishment and maintenance of our fleet and to repay debt. Historically, we have obtained financing of up to 80% of our newbuild contract prices and issued debt and equity, when needed, to finance our cash needs and the growth of our business. Additionally, we collect significant deposits from bookings, which are recorded as deferred revenue and are recognized as revenue generally pro rata over the cruise period.

As of June 30, 2026, we had $3,985.4 million in cash and cash equivalents and a working capital deficit of $1,179.1 million. The working capital deficit included $5,040.9 million of deferred revenue. As of June 30, 2026, we also had a revolving credit facility (the “Revolving Credit Facility”), which is undrawn and provides for the borrowing of up to an aggregate principal amount of $1.0 billion. We believe existing cash and cash equivalents and cash flows from operations and financing activities will continue to be sufficient to fund our operating activities and cash commitments for at least the next 12 months. Our liquidity requirements depend on several factors, many of which are beyond our control, as further described in our filings with the SEC.

Our liquidity requirements also include operating expenses, which have been impacted by elevated levels of inflation. We closely monitor costs and are cost conscious in managing our operations. We may work with multiple suppliers or source items from different markets to take advantage of cost competition. We may also look for opportunities to thoughtfully substitute lower cost alternatives, without compromising the quality of the guest experience. Where we anticipate elevated costs may be more sustained, we may enter into contracts with suppliers to lock in rates, such as for our river fuel. We are also strategic in the duration of our contracts to provide flexibility to take advantage of cost declines when they occur.

We collect a significant amount of deposits for cruise bookings from our customers well in advance of their cruise dates. Credit card and electronic transfer transactions that settle quickly are classified as cash and cash equivalents. Other credit card receivables are included in accounts and other receivables. We rely on multiple credit card processors for collection of customer funds for future cruises. Credit card processors can limit the funds they remit to us if they determine that they need to increase their reserve requirements on credit card processing activities, which could reduce our cash and cash equivalents and negatively impact our liquidity position.

Sources and Uses of Cash

Set forth below is a summary of our cash flows for the six months ended June 30, 2026 and 2025:

	Six Months Ended
	June 30,
(in thousands)	2026	2025
Consolidated Statements of Cash Flows Data
Net cash flow from operating activities	$1,131,299	$1,058,566
Net cash flow used in investing activities	(1,222,184)	(789,767)
Net cash flow from (used in) financing activities	264,243	(161,681)
Change in cash and cash equivalents	173,358	107,118
Effect of exchange rate changes on cash and cash equivalents	2,784	8,223
Net increase in cash and cash equivalents	$176,142	$115,341

Net Cash Flow from Operating Activities

Net cash flow from operating activities increased by $72.7 million to $1,131.3 million for the six months ended June 30, 2026, compared to $1,058.6 million for the same period in 2025. The increase was primarily due to a $119.7 million increase in operating income and a $105.6 million increase in cash flow from deferred revenue. Other changes primarily relate to timing differences in cash receipts and payments for various operating assets and liabilities.

Net Cash Flow used in Investing Activities

Net cash flow used in investing activities increased by $432.4 million to $1,222.2 million for the six months ended June 30, 2026, compared to $789.8 million for the same period in 2025, primarily due to a $452.4 million increase in capital expenditures.

Net Cash Flow from (used in) Financing Activities

Net cash flow from financing activities increased by $425.9 million to an inflow of $264.2 million for the six months ended June 30, 2026, compared to an outflow of $161.7 million for the same period in 2025. The increase was primarily due to a $366.3 million increase in proceeds from financing both the Viking Yidun and the Viking Mira in 2026 compared to only one ship, the Viking Vesta, in 2025, and $55.2 million in lower debt repayments.

Debt Obligations and Material Capital Commitments

The table below summarizes our material commitments, based on contractual undiscounted cash flows as of June 30, 2026:

	Total	Remainder of 2026	2027-2028	2029-2030	2031 - forward
(in thousands)
Debt obligations (1)	$7,905,035	$281,250	$1,756,098	$1,697,484	$4,170,203
Shipbuilding obligations (2)	5,028,101	582,987	1,971,904	2,015,985	457,225
Vessel charter obligations (3)	200,385	21,256	81,144	64,942	33,043
Total	$13,133,521	$885,493	$3,809,146	$3,778,411	$4,660,471

(1) Debt obligations include principal and estimated interest payments. Debt obligations denominated in euros are based on the euro to U.S. dollar exchange rate as of June 30, 2026, which was 1.14. Debt obligations denominated in Chinese yuans are based on the Chinese yuan to U.S. dollar exchange rate as of June 30, 2026, which was 0.15. Debt obligations are presented gross of debt transaction costs of $193.5 million. Our debt obligations mature at various dates through 2040 and bear interest at fixed and variable rates. Future interest on variable rate debt as of June 30, 2026 is calculated based upon interest rates ranging from 5.37% to 5.48%. See Note 9 in the interim condensed consolidated financial statements for further information about our debt obligations.

(2) Shipbuilding obligations include amounts payable for newbuilding agreements and amendments that were effective as of June 30, 2026. Our shipbuilding contracts are in euros and the amounts above are based on the euro to U.S. dollar exchange rate as of June 30, 2026, which was 1.14. As we make payments towards our newbuilds, our shipbuilding obligations are reduced. See “— Newbuilding Program” for additional information about our shipbuilding obligations and any related financing.

(3) Vessel charter obligations represent remaining amounts contractually committed for leased vessels and ships, excluding renewal options not yet exercised. Vessel charter obligations include payments for both asset and service components of the charters. The lease agreement for the Viking Mississippi includes variable amounts, which are subject to change based on actual operating expenses.

We also have covenants in our debt agreements that generally restrict the amount of funds that can be transferred from VCL and its restricted subsidiaries to the Company to a basket, which is calculated based on a cumulative earnings metric. See Note 9 in the interim condensed consolidated financial statements for further information about our debt agreements.

Newbuilding Program

Newbuilds increase our potential number of berths and Capacity PCDs. Each Longship has 190 berths and certain of our river vessels are Longship-like, but are designed to be able to navigate smaller rivers and have fewer berths. Each ocean ship has 930 or 998 berths and each new ocean ship will have 998 berths. Each expedition ship has 378 berths. The Viking Mississippi has 386 berths.

We generally have a variety of alternatives to finance our newbuilds. When we acquire options for newbuilds, we have no contractual or financial obligation to the shipyard until a contract for a newbuild is signed subject to certain conditions.

River Newbuilds and Charters

A summary of the river newbuilding program as of June 30, 2026 is outlined below. The aggregate contract price of our river vessels on order listed in the table below was $680.3 million, based on the euro to U.S. dollar exchange rate as of June 30, 2026, which was 1.14. In July 2026, we took delivery of the Viking Dagur, a Longship.

River Vessels	Number of Vessels	Expected Delivery
Longships	5	2026
Longships	4	2027
Longship-Douro	1	2027
Longships	4	2028
Total	14

As of June 30, 2026, we had secured the following options for additional river vessels:

River Vessels - Options	Number of Vessels	Expected Delivery	Option Exercise Date
Longships	4	2029	September 2026
Longships	4	2030	September 2027
Longships	4	2031	September 2028
Longships	4	2032	September 2029

As of June 30, 2026, we had entered into raw materials agreements for six river vessels that will operate in Egypt. We expect these vessels to be delivered between 2026 and 2028. In August 2026, we took delivery of the Viking Ptah, a river vessel that will operate in Egypt.

In 2025, we entered into charter agreements for two 80-berth river vessels traveling through India for the 2027 through 2035 seasons and the 2028 through 2036 seasons, respectively. We have options to extend the charters for three additional seasons.

Ocean Newbuilds

A summary of the ocean newbuilding program as of June 30, 2026 is outlined below. During the second quarter of 2026, the shipbuilding agreements for Ship XXI and Ship XXII became effective after we entered into SACE Financing. The aggregate contract price of our ocean ships on order listed in the table below was $5,293.6 million, based on the euro to U.S. dollar exchange rate as of June 30, 2026, which was 1.14. We have obtained financing for all ships, as described below.

Ocean Ships	Expected Delivery
Viking Libra	2026
Viking Astrea	2027
Viking Lyra	2028
Viking Vega	2028
Viking Leda	2029
Ship XIX	2029
Ship XX	2030
Ship XXI	2030
Ship XXII	2031

We previously entered into loan agreements for the nine ocean ships described above, including agreements entered into in the second quarter of 2026 for Ship XXI and Ship XXII. These loans are for up to 80% of each newbuild’s contract price, including certain change orders, and 100% of the Export Credit Agency premium, and will be available for drawdown in U.S. dollars. SACE SpA, which manages the official export credit guarantee scheme on behalf and for account of the Italian Government, provided the lenders with an insurance policy covering 100% of the principal and interest of the facility amount. The interest rates for the loans are fixed. The loans are due in 12 years through 24 consecutive, semiannual, equal installments, the first of which is generally due six months after the drawdown at delivery. The Company, VCL and Viking Ocean Cruises II Ltd have jointly and severally guaranteed all of these loan agreements.

As of June 30, 2026, we had secured the following options for additional ocean ships:

Ocean Ships - Options	Expected Delivery	Option Exercise Date
Ship XXIII	2032	July 2026
Ship XXIV	2032	July 2026
Ship XXV	2033	July 2027
Ship XXVI	2033	July 2027
Ship XXVII	2034	December 2027
Ship XXVIII	2034	December 2027

Subsequent to June 30, 2026, we exercised our options for Ship XXIII and Ship XXIV, which are both scheduled for delivery in 2032.

Expedition Newbuilds

In 2026, we entered into shipbuilding contracts for the ships outlined below subject to certain financing and other conditions. If the financing conditions are not met by September 30, 2026, these contracts can be terminated by us or the shipyard.

Expedition Ships	Expected Delivery
Expedition Ship III	2030
Expedition Ship IV	2031

Undrawn Borrowing Facilities

We have obtained SACE Financing for nine ocean ships, for which amounts will be drawn down upon the delivery of each ship.

Revolving Credit Facility

The Revolving Credit Facility provides for the borrowing of up to an aggregate principal amount of $1.0 billion. The Revolving Credit Facility matures on November 14, 2030. The obligations of VCL under the Revolving Credit Facility are (1) guaranteed by VHL and certain of VCL’s subsidiaries and (2) secured by VCL’s rights under an intercompany loan agreement with VRC AG, which, in turn, is secured by mortgages over the following river vessels: Viking Odin, Viking Idun, Viking Freya, Viking Njord, Viking Eistla, Viking Bestla, Viking Embla, Viking Aegir, Viking Skadi, Viking Bragi, Viking Tor, Viking Var, Viking Forseti, Viking Rinda, Viking Jarl, Viking Atla, Viking Gullveig, Viking Ingvi and Viking Alsvin. As of June 30, 2026, no amounts were drawn on the Revolving Credit Facility.

Guarantors of the Unsecured Notes

As a result of VHL’s guarantee of certain financial obligations, including VCL’s 7.000% Senior Notes due 2029, 9.125% Senior Notes due 2031 and 5.875% Senior Notes due 2033 (collectively, the “Unsecured Notes”), our reporting obligations may be satisfied with financial information of VHL so long as we also provide the information that would be required by SEC Rule 13-01 of Regulation S-X.

Our assets, liabilities, revenues, expenses and other comprehensive income either exist at or are primarily generated by the subsidiaries that issue or guarantee the Unsecured Notes. Accordingly, we meet the criteria in Rule 13-01 of Regulation S-X to omit the summarized financial information for the assets and liabilities and operating results of the issuer and guarantors of the Unsecured Notes from our disclosures.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and operating results require our management to make judgments, assumptions and estimates that affect the amounts reported. For a discussion of our significant accounting policies and estimates, refer to the 2025 audited annual consolidated financial statements included in our Annual Report and Note 2 of this Report.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

For a discussion of our market risks, refer to our Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk section in our Annual Report. There have been no material changes to our exposure to market risks since the date of our Annual Report.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently involved in any legal proceedings that, either individually or in the aggregate, are expected to have a material adverse effect on our business or financial position.

Item 1A. Risk Factors

There have been no material changes to our risk factors from those reported in our Annual Report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 5. Other Information

None.

Item 6. Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2026

Viking Holdings Ltd

By:	/s/ Linh Banh
Name:	Linh Banh
Title:	Chief Financial Officer